As filed with the Securities and Exchange Commission on May 1, 2009.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Domino’s Pizza, Inc.

(Name of Subject Company (issuer))

Domino’s Pizza, Inc.

(Name of Filing Person (offeror))

Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

256754A201

(CUSIP Number of Common Stock Underlying Class of Securities)

David A. Brandon

Chief Executive Officer

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, Michigan 48106

Telephone: (734) 930-3030

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Jane D. Goldstein, Esq.	Kenneth B. Rollin
Craig E. Marcus, Esq.	Executive Vice President & General Counsel
Ropes & Gray LLP	Domino’s Pizza, Inc.
One International Place	30 Frank Lloyd Wright Drive
Boston, Massachusetts 02110	Ann Arbor, Michigan 48106
Telephone: (617) 951-7000	Telephone: (734) 930-3030
Telecopy: (617) 951-7050	Telecopy: (734) 747-6210

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$8,512,300*	$475.00**

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered for new options and cancelled pursuant to this offer. The options eligible for exchange have a value of $8,512,300 calculated using the Black-Scholes option pricing method based on a price per share of common stock of $6.45, the price of the Issuer’s common stock as reported on The New York Stock Exchange on March 20, 2009.
**	Calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $475.00	Filing Party: Domino’s Pizza, Inc.
Form or Registration No.: 005-80414	Date Filed: March 24, 2009

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on March 24, 2009, as amended on April 10, 2009, April 28, 2009 and April 30, 2009, relating to an offer by Domino’s Pizza, Inc. (the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2004 Equity Incentive Plan.

The terms of the Offer (as defined below) and the Offering Memorandum, dated March 24, 2009, as amended on April 10, 2009 and April 30, 2009, filed as Exhibit 99.(a)(1)(i) to the Schedule TO (the “Offering Memorandum”) are hereby amended as follows:

(1) The stockholders of the Company approved the Offer at the Annual Meeting of Stockholders on April 28, 2009. All references in the Offering Memorandum to (i) the Offer being subject to the condition that stockholder approval be obtained or (ii) the termination of the Offer in the event that stockholder approval is not obtained are deleted.

(2) In order to be an Eligible Option (as defined below), in addition to meeting the other criteria specified in the Offering Memorandum, an option must have an exercise price per share equal or greater than the sum of the closing price of a share of the Company’s common stock on the NYSE on May 29, 2009 and $3.50. All references to “$10.00” in the Offering Memorandum are replaced with references to “the sum of (x) the closing price of a share of the Company’s common stock on the NYSE on May 29, 2009 and (y) $3.50”.

(3) The exercise prices of the Replacement Options and the number of shares of common stock underlying the Replacement Options will be determined based on the closing price of the Company’s common stock on the NYSE on May 29, 2009. All references to “May 1” in the Offering Memorandum are replaced with references to “May 29”.

(4) The Offer will expire on June 1, 2009. All references to “May 4” in the Offering Memorandum are replaced with references to “June 1”.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet – Questions and Answers” in the Offering Memorandum, as amended by this Amendment No. 4, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Domino’s Pizza, Inc., a Delaware corporation (“Domino’s” or the “Company”) and the address of its principal executive office is 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48106. The telephone number at that address is (734) 930-3030.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to its employees (including executive officers) and directors who, as of the date the Offer commences and continuing through the date the Replacement Options (as defined below) are granted, are actively employed by the Company (or are actively serving as directors) and hold Eligible Options, as defined below (“Eligible Optionholders”), to exchange certain stock options to purchase shares of its common stock, par value $0.01 per share, issued and outstanding under the Domino’s Pizza, Inc. 2004 Equity Incentive Plan, as amended, which we refer to as the “2004 Plan,” with exercise prices equal to or greater than the sum of the closing price of a share of the Company’s common stock on the NYSE on May 29, 2009 and $3.50 per share (the “Eligible Options”) for replacement options (the “Replacement Options”) issued under the 2004 Plan representing the right to purchase a lesser number of shares at an exercise price equal to the greater of (i) one half of the exercise price of the Eligible Option in exchange for which such replacement option is issued, or (ii) the sum of the closing price of the Company’s common stock on the NYSE on May 29, 2009 (assuming the holder thereof remains an Eligible Optionholder) and $1.00. Only Eligible Options that are outstanding on March 24, 2009, held by Eligible Optionholders during the entire period from and including March 24, 2009 through the date the Replacement Options are granted will be eligible to be tendered in the Offer. As of March 20, 2009, options to purchase 8,792,231 shares of common stock were outstanding under the 2004 Plan, and Eligible Optionholders held Eligible Options to purchase a total of 6,769,236 shares of common stock.

The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, on the introductory pages and under “Summary Term Sheet – Questions and Answers,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 6 (“Price Range of Common Stock

Underlying the Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under “Summary Term Sheet – Questions and Answers,” “Risk Factors,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 9 (“Information about Domino’s Pizza, Inc.”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchasers. Directors and officers of the Company are eligible to participate in the Offer on the same terms and conditions as the Company’s other employees. The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under Section 3 (“Procedures for Electing to Exchange Options”), Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) and Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The 2004 Plan, which is included as Exhibit (d)(1) hereto, is also included herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum, as amended by this Amendment No. 4, under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 12.	Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated March 24, 2009, as amended April 10, 2009 and April 30, 2009.

(a)(1)(ii)*	Communication to Eligible Optionholders Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around March 24, 2009.

(a)(1)(iii)*	Presentation to Eligible Optionholders, to be shown at a live meeting on or around March 24, 2009.

(a)(1)(iv)*	Stock Option Exchange Program Overview, to be given or made available online to Eligible Optionholders on or around March 24, 2009.

(a)(1)(v)*	Form of Domino’s Pizza, Inc. Stock Option Exchange Program Election/Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Tendering Domino’s Pizza, Inc. Optionholders Confirming Receipt of Domino’s Pizza Inc. Stock Option Election Form.

(a)(1)(vii)	Domino’s Pizza, Inc. Annual Report on Form 10-K for the period ended December 28, 2008, filed with the Securities and Exchange Commission on February 24, 2009 is hereby incorporated by reference.

(a)(1)(viii)	Domino’s Pizza, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2009 is hereby incorporated by reference.

(a)(1)(ix)*	Communication to Eligible Optionholders regarding the amended Offer, dated April 10, 2009.

(a)(1)(x)*	Communication to Eligible Optionholders residing in the Netherlands, dated April 28, 2009.

(a)(1)(xi)	Domino’s Pizza, Inc. Quarterly Report on Form 10-Q for the period ended March 22, 2009, filed with the Securities and Exchange Commission on April 30, 2009 is hereby incorporated by reference.

(a)(1)(xii)	Communication to Eligible Optionholders announcing the change in the definition of Eligible Options and the extension of the Offer, dated May 1, 2009.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Domino’s Pizza, Inc.’s 2009 Annual Meeting of Stockholders filed on March 23, 2009 is hereby incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended Domino’s Pizza, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.1 to the Domino’s Pizza, Inc. quarterly report on Form 10-Q for the fiscal quarter ended June 18, 2006, is hereby incorporated by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINO’S PIZZA, INC.

By:	/s/ David A. Brandon
David A. Brandon Chief Executive Officer

May 1, 2009

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated March 24, 2009, as amended April 10, 2009 and April 30, 2009.

(a)(1)(ii)*	Communication to Eligible Optionholders Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around March 24, 2009.

(a)(1)(iii)*	Presentation to Eligible Optionholders, to be shown at a live meeting on or around March 24, 2009.

(a)(1)(iv)*	Stock Option Exchange Program Overview, to be given or made available online to Eligible Optionholders on or around March 24, 2009.

(a)(1)(v)*	Form of Domino’s Pizza, Inc. Stock Option Exchange Program Election/Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Tendering Domino’s Pizza, Inc. Optionholders Confirming Receipt of Domino’s Pizza Inc. Stock Option Election Form.

(a)(1)(vii)	Domino’s Pizza, Inc. Annual Report on Form 10-K for the period ended December 28, 2008, filed with the Securities and Exchange Commission on February 24, 2009 is hereby incorporated by reference.

(a)(1)(viii)	Domino’s Pizza, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2009 is hereby incorporated by reference.

(a)(1)(ix)*	Communication to Eligible Optionholders regarding the amended Offer, dated April 10, 2009.

(a)(1)(x)*	Communication to Eligible Optionholders residing in the Netherlands, dated April 28, 2009.

(a)(1)(xi)	Domino’s Pizza, Inc. Quarterly Report on Form 10-Q for the period ended March 22, 2009, filed with the Securities and Exchange Commission on April 30, 2009 is hereby incorporated by reference.

(a)(1)(xii)	Communication to Eligible Optionholders announcing the change in the definition of Eligible Options and the extension of the Offer, dated May 1, 2009.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Domino’s Pizza, Inc.’s 2009 Annual Meeting of Stockholders filed on March 23, 2009 is hereby incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended Domino’s Pizza, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.1 to the Domino’s Pizza, Inc. quarterly report on Form 10-Q for the fiscal quarter ended June 18, 2006, is hereby incorporated by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.